SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)<F1>

                               Park Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    700164106
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Scheduled is filed:

|X|     Rule 13d-1(b)
|_|     Rule 13d-1(c)
|_|     Rule 13d-1(d)











--------
<F1>
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106                  13G                    Page 2 of 5 Pages

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Park Bancorp, Inc.
         Park Federal Savings Bank Employee Stock Ownership Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]

                                                                     (b)  [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

         162,840

6.       SHARED VOTING POWER

         53,259

7.       SOLE DISPOSITIVE POWER

         216,099

8.       SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,099

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.2% of 2,119,878 shares of Common Stock outstanding as of December 31, 1998

12.      TYPE OF REPORTING PERSON

         EP

CUSIP No. 700164106                  13G                    Page 3 of 5 Pages

ITEM 1(a).        NAME OF ISSUER:

                  Park Bancorp, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5400 S. Pulaski, Chicago, Illinois 60632

ITEM 2(a).        NAME OF PERSON FILING:

                  Park Federal Savings Bank Employee Stock Ownership Plan

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  5400 S. Pulaski, Chicago, Illinois 60632

ITEM 2(c).        CITIZENSHIP:

                  Employee benefit plan of Delaware corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  700164106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this Statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

CUSIP No. 700164106                  13G                    Page 4 of 5 Pages

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  216,099

         (b)      Percent of class:

                  10.2%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:  162,840

                  (ii)     Shared power to vote or direct the vote:   53,259

                  (iii)    Sole power to dispose or to direct the
                           disposition of:   216,099

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   0

     The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the reporting person as of February 12, 1999. As of February 12, 1999, 53,259 shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 162,840 of such shares were held, unallocated, for allocation in future years. The reporting person has shared voting power with respect to 53,259 shares and sole voting power with respect to 162,840 shares. In general, participating employees and their beneficiaries have the power and authority to direct the Trustee as to the voting of shares of Common Stock allocated to their individual accounts. The reporting person has sole dispositive power with respect to 216,099 shares. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

CUSIP No. 700164106                  13G                    Page 5 of 5 Pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PARK FEDERAL SAVINGS BANK EMPLOYEE STOCK
                                       OWNERSHIP PLAN

Dated:  February 16, 1999              By: ESOP COMMITTEE

                                       /s/ David A. Remijas
                                       -----------------------------------------
                                       (Signature)

                                       David A. Remijas/President
                                       -----------------------------------------
                                       (Name/Title)

                                       /s/ Richard J. Remijas
                                       -----------------------------------------
                                       (Signature)

                                       Richard J. Remijas, Jr./
                                       Executive Vice President
                                       -----------------------------------------
                                       (Name/Title)

                                       /s/ Steven J. Pokrak
                                       -----------------------------------------
                                       (Signature)

                                       Steven J. Pokrak/Treasurer
                                       -----------------------------------------
                                       (Name/Title)